Page 1 of 111 Pages
==============================================================================

                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               -------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934



                        DECISIONONE HOLDINGS CORP.
                             (Name of Issuer)

                               Common Stock
                              $.01 PAR VALUE
                      (Title of Class of Securities)


                               -------------


                                 243456100
                              (CUSIP Number)

                    Donaldson, Lufkin & Jenrette, Inc.
                    (Name of Persons Filing Statement)

                           George R. Bason, Jr.
                           Davis Polk & Wardwell
                           450 Lexington Avenue
                         New York, New York 10017
                          Tel. No.: 212 450 4340
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                               May 4 , 1997
                  (Date of Event which Requires Filing of
                              this Statement)

                               -------------


               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

==============================================================================

                               SCHEDULE 13D


CUSIP No. 243456100                                   Page 2 of 111 Pages

     1          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Quaker Holding Co.
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [X]

     3          SEC USE ONLY

     4          SOURCE OF FUNDS*

                Not applicable

     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                DE

                                          7          SOLE VOTING POWER

                                                     -0-

                                          8          SHARED VOTING POWER

            NUMBER OF SHARES                         8,345,349
       BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH            9          SOLE DISPOSITIVE POWER

                                                     -0-

                                         10          SHARED DISPOSITIVE POWER

                                                     -0-

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,345,349 - See Item 5

     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                           [ ]


     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30%  - See Item 5

     14         TYPE OF REPORTING PERSON*

                CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               SCHEDULE 13D


CUSIP No. 243456100                                   Page 3 of 111 Pages

     1          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                DLJ Merchant Banking Partners II, L.P.
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [X]

     3          SEC USE ONLY

     4          SOURCE OF FUNDS*

                Not applicable

     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                DE

                                          7          SOLE VOTING POWER

                                                     -0-

                                          8          SHARED VOTING POWER

            NUMBER OF SHARES                         8,345,349
       BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH            9          SOLE DISPOSITIVE POWER

                                                     -0-

                                         10          SHARED DISPOSITIVE POWER

                                                     -0-

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,345,349 - See Item 5

     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                           [ ]


     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30%  - See Item 5

     14         TYPE OF REPORTING PERSON*

                PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               SCHEDULE 13D


CUSIP No. 243456100                                   Page 4 of 111 Pages

     1          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                DLJ Offshore Partners II, C.V.
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [X]

     3          SEC USE ONLY

     4          SOURCE OF FUNDS*

                Not applicable

     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                Netherlands Antilles

                                          7          SOLE VOTING POWER

                                                     -0-

                                          8          SHARED VOTING POWER

            NUMBER OF SHARES                         8,345,349
       BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH            9          SOLE DISPOSITIVE POWER

                                                     -0-

                                         10          SHARED DISPOSITIVE POWER

                                                     -0-

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,345,349 - See Item 5

     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                           [ ]


     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30%  - See Item 5

     14         TYPE OF REPORTING PERSON*

                PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               SCHEDULE 13D


CUSIP No. 243456100                                   Page 5 of 111 Pages

     1          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                DLJ Merchant Banking II, LLC
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [X]

     3          SEC USE ONLY

     4          SOURCE OF FUNDS*

                Not applicable

     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                DE

                                          7          SOLE VOTING POWER

                                                     -0-

                                          8          SHARED VOTING POWER

            NUMBER OF SHARES                         8,345,349
       BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH            9          SOLE DISPOSITIVE POWER

                                                     -0-

                                         10          SHARED DISPOSITIVE POWER

                                                     -0-

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,345,349 - See Item 5

     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                           [ ]


     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30%  - See Item 5

     14         TYPE OF REPORTING PERSON*

                OO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               SCHEDULE 13D


CUSIP No. 243456100                                   Page 6 of 111 Pages

     1          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                DLJ Merchant Banking II, Inc.
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [X]

     3          SEC USE ONLY

     4          SOURCE OF FUNDS*

                Not applicable

     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                DE

                                          7          SOLE VOTING POWER

                                                     -0-

                                          8          SHARED VOTING POWER

            NUMBER OF SHARES                         8,345,349
       BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH            9          SOLE DISPOSITIVE POWER

                                                     -0-

                                         10          SHARED DISPOSITIVE POWER

                                                     -0-

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,345,349 - See Item 5

     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                           [ ]


     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30%  - See Item 5

     14         TYPE OF REPORTING PERSON*

                CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               SCHEDULE 13D


CUSIP No. 243456100                                   Page 7 of 111 Pages

     1          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                DLJ Diversified Partners, L.P.
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [X]

     3          SEC USE ONLY

     4          SOURCE OF FUNDS*

                Not applicable

     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                DE

                                          7          SOLE VOTING POWER

                                                     -0-

                                          8          SHARED VOTING POWER

            NUMBER OF SHARES                         8,345,349
       BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH            9          SOLE DISPOSITIVE POWER

                                                     -0-

                                         10          SHARED DISPOSITIVE POWER

                                                     -0-

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,345,349 - See Item 5

     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                           [ ]


     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30%  - See Item 5

     14         TYPE OF REPORTING PERSON*

                PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               SCHEDULE 13D


CUSIP No. 243456100                                   Page 8 of 111 Pages

     1          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                DLJ Diversified Associates, LP
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [X]

     3          SEC USE ONLY

     4          SOURCE OF FUNDS*

                Not applicable

     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                DE

                                          7          SOLE VOTING POWER

                                                     -0-

                                          8          SHARED VOTING POWER

            NUMBER OF SHARES                         8,345,349
       BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH            9          SOLE DISPOSITIVE POWER

                                                     -0-

                                         10          SHARED DISPOSITIVE POWER

                                                     -0-

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,345,349 - See Item 5

     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                           [ ]


     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30%  - See Item 5

     14         TYPE OF REPORTING PERSON*

                PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               SCHEDULE 13D


CUSIP No. 243456100                                   Page 9 of 111 Pages

     1          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                DLJ Diversified Partners, Inc.
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [X]

     3          SEC USE ONLY

     4          SOURCE OF FUNDS*

                Not applicable

     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                DE

                                          7          SOLE VOTING POWER

                                                     -0-

                                          8          SHARED VOTING POWER

            NUMBER OF SHARES                         8,345,349
       BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH            9          SOLE DISPOSITIVE POWER

                                                     -0-

                                         10          SHARED DISPOSITIVE POWER

                                                     -0-

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,345,349 - See Item 5

     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                           [ ]


     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30%  - See Item 5

     14         TYPE OF REPORTING PERSON*

                CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               SCHEDULE 13D


CUSIP No. 243456100                                   Page 10 of 111 Pages

     1          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                DLJ First ESC L.L.C.
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [X]

     3          SEC USE ONLY

     4          SOURCE OF FUNDS*

                Not applicable

     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                DE

                                          7          SOLE VOTING POWER

                                                     -0-

                                          8          SHARED VOTING POWER

            NUMBER OF SHARES                         8,345,349
       BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH            9          SOLE DISPOSITIVE POWER

                                                     -0-

                                         10          SHARED DISPOSITIVE POWER

                                                     -0-

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,345,349 - See Item 5

     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                           [ ]


     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30%  - See Item 5

     14         TYPE OF REPORTING PERSON*

                OO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               SCHEDULE 13D


CUSIP No. 243456100                                   Page 11 of 111 Pages

     1          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                DLJ LBO Plans Management Corporation
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [X]

     3          SEC USE ONLY

     4          SOURCE OF FUNDS*

                Not applicable

     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                DE

                                          7          SOLE VOTING POWER

                                                     -0-

                                          8          SHARED VOTING POWER

            NUMBER OF SHARES                         8,345,349
       BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH            9          SOLE DISPOSITIVE POWER

                                                     -0-

                                         10          SHARED DISPOSITIVE POWER

                                                     -0-

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,345,349 - See Item 5

     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                           [ ]


     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30%  - See Item 5

     14         TYPE OF REPORTING PERSON*

                CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               SCHEDULE 13D


CUSIP No. 243456100                                   Page 12 of 111 Pages

     1          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                DLJMB Funding II, Inc.
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [X]

     3          SEC USE ONLY

     4          SOURCE OF FUNDS*

                Not applicable

     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                DE

                                          7          SOLE VOTING POWER

                                                     -0-

                                          8          SHARED VOTING POWER

            NUMBER OF SHARES                         8,345,349
       BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH            9          SOLE DISPOSITIVE POWER

                                                     -0-

                                         10          SHARED DISPOSITIVE POWER

                                                     -0-

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,345,349 - See Item 5

     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                           [ ]


     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30%  - See Item 5

     14         TYPE OF REPORTING PERSON*

                CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               SCHEDULE 13D



CUSIP No. 243456100                                   Page 13 of 111 Pages

     1          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                DLJ Capital Investors, Inc.
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [X]

     3          SEC USE ONLY

     4          SOURCE OF FUNDS*

                Not applicable

     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                DE

                                          7          SOLE VOTING POWER

                                                     -0-

                                          8          SHARED VOTING POWER

            NUMBER OF SHARES                         8,345,349
       BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH            9          SOLE DISPOSITIVE POWER

                                                     -0-

                                         10          SHARED DISPOSITIVE POWER

                                                     -0-

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,345,349 - See Item 5

     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                           [ ]


     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30%  - See Item 5

     14         TYPE OF REPORTING PERSON*

                CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               SCHEDULE 13D


CUSIP No. 243456100                                   Page 14 of 111 Pages

     1          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                UK Investment Plan 1997 Partners
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [X]

     3          SEC USE ONLY

     4          SOURCE OF FUNDS*

                Not applicable

     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                DE

                                          7          SOLE VOTING POWER

                                                     -0-

                                          8          SHARED VOTING POWER

            NUMBER OF SHARES                         8,345,349
       BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH            9          SOLE DISPOSITIVE POWER

                                                     -0-

                                         10          SHARED DISPOSITIVE POWER

                                                     -0-

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,345,349 - See Item 5

     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                           [ ]


     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30%  - See Item 5

     14         TYPE OF REPORTING PERSON*

                PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               SCHEDULE 13D


CUSIP No. 243456100                                   Page 15 of 111 Pages

     1          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                UK Investment Plan 1997, Inc.
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [X]

     3          SEC USE ONLY

     4          SOURCE OF FUNDS*

                Not applicable

     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                DE

                                          7          SOLE VOTING POWER

                                                     -0-

                                          8          SHARED VOTING POWER

            NUMBER OF SHARES                         8,345,349
       BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH            9          SOLE DISPOSITIVE POWER

                                                     -0-

                                         10          SHARED DISPOSITIVE POWER

                                                     -0-

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,345,349 - See Item 5

     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                           [ ]


     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30%  - See Item 5

     14         TYPE OF REPORTING PERSON*

                CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               SCHEDULE 13D


CUSIP No. 243456100                                   Page 16 of 111 Pages

     1          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Donaldson, Lufkin & Jenrette, Inc.
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [x]

     3          SEC USE ONLY

     4          SOURCE OF FUNDS*

                Not applicable

     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                DE

                                          7          SOLE VOTING POWER

                                                     -0-

                                          8          SHARED VOTING POWER

            NUMBER OF SHARES                         8,345,349
       BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH            9          SOLE DISPOSITIVE POWER

                                                     -0-

                                         10          SHARED DISPOSITIVE POWER

                                                     -0-

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,345,349 - See Item 5

     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                           [ ]


     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30%  - See Item 5

     14         TYPE OF REPORTING PERSON*

                HC, CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               SCHEDULE 13D


CUSIP No. 243456100                                   Page 17 of 111 Pages


     1          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                The Equitable Companies Incorporated

     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [ ]

     3          SEC USE ONLY

     4          SOURCE OF FUNDS*

                Not applicable

     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                DE

                                          7          SOLE VOTING POWER

                                                     -0-

                                          8          SHARED VOTING POWER

            NUMBER OF SHARES                         8,345,349
       BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH            9          SOLE DISPOSITIVE POWER

                                                     -0-

                                         10          SHARED DISPOSITIVE POWER

                                                     -0-

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,345,349 - See Item 5

     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                           [ ]


     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30%  - See Item 5

     14         TYPE OF REPORTING PERSON*

                CO, HC

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               SCHEDULE 13D



CUSIP No. 243456100                                   Page 18 of 111 Pages

     1          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                AXA-UAP
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [ ]

     3          SEC USE ONLY

     4          SOURCE OF FUNDS*

                Not applicable

     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                France

                                          7          SOLE VOTING POWER

                                                     See Item 5

                                          8          SHARED VOTING POWER

            NUMBER OF SHARES                         See Item 5
       BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH            9          SOLE DISPOSITIVE POWER

                                                     See Item 5

                                         10          SHARED DISPOSITIVE POWER

                                                     See Item 5

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,345,349 - See Item 5 (not to be construed as an admission of beneficial ownership)

     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                           [ ]


     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30%  - See Item 5

     14         TYPE OF REPORTING PERSON*

                HC

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               SCHEDULE 13D


CUSIP No. 243456100                                   Page 19 of 111 Pages

     1          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Finaxa
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [ ]

     3          SEC USE ONLY

     4          SOURCE OF FUNDS*

                Not applicable

     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                France

                                          7          SOLE VOTING POWER

                                                     See Item 5

                                          8          SHARED VOTING POWER

            NUMBER OF SHARES                         See Item 5
       BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH            9          SOLE DISPOSITIVE POWER

                                                     See Item 5

                                         10          SHARED DISPOSITIVE POWER

                                                     See Item 5

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,345,349 - See Item 5 (not to be construed as an admission of beneficial ownership)

     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                           [ ]


     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30%  - See Item 5

     14         TYPE OF REPORTING PERSON*

                HC

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               SCHEDULE 13D



CUSIP No. 243456100                                   Page 20 of 111 Pages

     1          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                AXA Assurances I.A.R.D. Mutuelle
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [x]
                                                                     (b)  [ ]

     3          SEC USE ONLY

     4          SOURCE OF FUNDS*

                Not applicable

     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                France

                                          7          SOLE VOTING POWER

                                                     See Item 5

                                          8          SHARED VOTING POWER

            NUMBER OF SHARES                         See Item 5
       BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH            9          SOLE DISPOSITIVE POWER

                                                     See Item 5

                                         10          SHARED DISPOSITIVE POWER

                                                     See Item 5

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,345,349 - See Item 5 (not to be construed as an admission of beneficial ownership)

     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                           [ ]


     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30%  - See Item 5

     14         TYPE OF REPORTING PERSON*

                IC

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               SCHEDULE 13D


CUSIP No. 243456100                                   Page 21 of 111 Pages

     1          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                AXA Assurances Vie Mutuelle
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [x]
                                                                     (b)  [ ]

     3          SEC USE ONLY

     4          SOURCE OF FUNDS*

                Not applicable

     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                France

                                          7          SOLE VOTING POWER

                                                     See Item 5

                                          8          SHARED VOTING POWER

            NUMBER OF SHARES                         See Item 5
       BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH            9          SOLE DISPOSITIVE POWER

                                                     See Item 5

                                         10          SHARED DISPOSITIVE POWER

                                                     See Item 5

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,345,349 - See Item 5 (not to be construed as an admission of beneficial ownership)

     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                           [ ]


     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30%  - See Item 5

     14         TYPE OF REPORTING PERSON*

                IC

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               SCHEDULE 13D


CUSIP No. 243456100                                   Page 22 of 111 Pages

     1          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                AXA Courtage Assurance Mutuelle
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [x]
                                                                     (b)  [ ]

     3          SEC USE ONLY

     4          SOURCE OF FUNDS*

                Not applicable

     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                France

                                          7          SOLE VOTING POWER

                                                     See Item 5

                                          8          SHARED VOTING POWER

            NUMBER OF SHARES                         See Item 5
       BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH            9          SOLE DISPOSITIVE POWER

                                                     See Item 5

                                         10          SHARED DISPOSITIVE POWER

                                                     See Item 5

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,345,349 - See Item 5 (not to be construed as an admission of beneficial ownership)

     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                           [ ]


     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30%  - See Item 5

     14         TYPE OF REPORTING PERSON*

                IC

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               SCHEDULE 13D


CUSIP No. 243456100                                   Page 23 of 111 Pages

     1          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Alpha Assurances Vie Mutuelle
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [x]
                                                                     (b)  [ ]

     3          SEC USE ONLY

     4          SOURCE OF FUNDS*

                Not applicable

     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                France

                                          7          SOLE VOTING POWER

                                                     See Item 5

                                          8          SHARED VOTING POWER

            NUMBER OF SHARES                         See Item 5
       BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH            9          SOLE DISPOSITIVE POWER

                                                     See Item 5

                                         10          SHARED DISPOSITIVE POWER

                                                     See Item 5

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,345,349 - See Item 5 (not to be construed as an admission of beneficial ownership)

     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                           [ ]


     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30%  - See Item 5

     14         TYPE OF REPORTING PERSON*

                IC

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               SCHEDULE 13D


CUSIP No. 243456100                                   Page 24 of 111 Pages

     1          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Claude Bebear, as AXA Voting Trustee
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [ ]

     3          SEC USE ONLY

     4          SOURCE OF FUNDS*

                Not applicable

     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                Citizen of France

                                          7          SOLE VOTING POWER

                                                     See Item 5

                                          8          SHARED VOTING POWER

            NUMBER OF SHARES                         See Item 5
       BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH            9          SOLE DISPOSITIVE POWER

                                                     See Item 5

                                         10          SHARED DISPOSITIVE POWER

                                                     See Item 5

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,345,349 - See Item 5 (not to be construed as an admission of beneficial ownership)

     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                           [ ]


     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30%  - See Item 5

     14         TYPE OF REPORTING PERSON*

                IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               SCHEDULE 13D


CUSIP No. 243456100                                   Page 25 of 111 Pages

     1          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Patrice Garnier, as AXA Voting Trustee
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [ ]

     3          SEC USE ONLY

     4          SOURCE OF FUNDS*

                Not applicable

     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                Citizen of France

                                          7          SOLE VOTING POWER

                                                     See Item 5

                                          8          SHARED VOTING POWER

            NUMBER OF SHARES                         See Item 5
       BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH            9          SOLE DISPOSITIVE POWER

                                                     See Item 5

                                         10          SHARED DISPOSITIVE POWER

                                                     See Item 5

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,345,349 - See Item 5 (not to be construed as an admission of beneficial ownership)

     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                           [ ]


     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30%  - See Item 5

     14         TYPE OF REPORTING PERSON*

                IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               SCHEDULE 13D


CUSIP No. 243456100                                   Page 26 of 111 Pages

     1          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Henri de Clermont-Tonnerre, as AXA Voting Trustee
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [ ]

     3          SEC USE ONLY

     4          SOURCE OF FUNDS*

                Not applicable

     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                Citizen of France

                                          7          SOLE VOTING POWER

                                                     See Item 5

                                          8          SHARED VOTING POWER

            NUMBER OF SHARES                         See Item 5
       BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH            9          SOLE DISPOSITIVE POWER

                                                     See Item 5

                                         10          SHARED DISPOSITIVE POWER

                                                     See Item 5

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,345,349 - See Item 5 (not to be construed as an admission of beneficial ownership)

     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                           [ ]


     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30%  - See Item 5

     14         TYPE OF REPORTING PERSON*

                IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



               Item 1.  Security and Issuer.

               The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Shares"), of DecisionOne Holdings Corp., a Delaware corporation ("DecisionOne"). The principal executive offices of DecisionOne are located at 50 East Swedesford Road, Frazer, Pennsylvania, 19355.

               Item 2.  Identity and Background.

               This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Quaker Holding Co., a Delaware corporation ("Quaker"), (2) DLJ Merchant Banking Partners II, L.P., a Delaware limited partnership ("Partners II"), (3) DLJ Offshore Partners II, C.V., a Netherlands Antilles limited partnership ("Offshore II"),
(4) DLJ Merchant Banking II, LLC, a Delaware limited liability company ("MBII LLC"), (5) DLJ Merchant Banking II, Inc., a Delaware corporation ("MBII INC"),
(6) DLJ Diversified Partners, L.P., a Delaware limited partnership ("Diversified"), (7) DLJ Diversified Associates, LP, a Delaware limited partnership ("DA LP"), (8) DLJ Diversified Partners, Inc., a Delaware corporation ("DP INC"), (9) DLJ First ESC L.L.C., a Delaware limited liability company ("ESC"), (10) DLJ LBO Plans Management Corporation, a Delaware corporation ("LBO"), (11) DLJMB Funding II, Inc., a Delaware corporation ("Funding II"), (12) DLJ Capital Investors, Inc., a Delaware corporation ("DLJCI"), (13) UK Investment Plan 1997 Partners, a Delaware general partnership ("UKIP 1997") (14) UK Investment Plan 1997, Inc., a Delaware corporation ("UKIP 1997 INC" and together with the previously listed entities, the "DLJ Entities"), (15) Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation ("DLJ"), (16) The Equitable Companies Incorporated, a Delaware corporation ("EQ"), (17) AXA-UAP, a societe anonyme organized under the laws of France, (18) Finaxa, a societe anonyme organized under the laws of France,
(19) AXA Assurances I.A.R.D. Mutuelle, a mutual insurance company organized under the laws of France, (20) AXA Assurances Vie Mutuelle, a mutual insurance company organized under the laws of France, (21) AXA Courtage Assurance Mutuelle, a mutual insurance company organized under the laws of France, (22) Alpha Assurances Vie Mutuelle, a mutual insurance company organized under the laws of France, and (23) Claude Bebear, Patrice Garnier and Henri de Clermont-Tonnerre, trustees (the "AXA Voting Trustees") of a voting trust (the "AXA Voting Trust") established pursuant to a Voting Trust Agreement by and among AXA-UAP and the AXA Voting Trustees dated as of May 12, 1992, as amended January 22, 1997.

               Quaker is a Delaware corporation formed for purposes of the transaction described in Item 4 below. As of the date hereof, the following DLJ Entities (the "DLJMB Funds") own all of the outstanding capital stock of Quaker as indicated in the table below:

                              Number of Shares of Quaker
Entity                               Common Stock
------                        --------------------------

Partners II                               66
Offshore II                                3
Diversified                                5
ESC                                       11
Funding II                                14
UKIP 1997                                  2
---------                                ---
Total                                    101

               Partners II is a Delaware limited partnership which makes investments for long term appreciation. MBII LLC is the associate general partner of Partners II and MBII INC is the managing general partner of Partners
II. MBII LLC and MBII INC make all of the investment decisions on behalf of Partners II.

               Offshore II is a Netherlands Antilles limited partnership which makes investments for long term appreciation generally side by side with Partners II. MBII LLC is the associate general partner of Offshore II and MBII INC is the advisory general partner of Offshore II. MBII LLC and MBII INC make all of the investment decisions on behalf of Offshore II.

               MBII LLC is a Delaware limited liability company and is a registered investment adviser. As the associate general partner of Partners II and Offshore II, MBII LLC, in conjunction with MBII INC, participates in investment decisions made on behalf of these entities. MBII INC is the managing member of MBII LLC.

               MBII INC is a Delaware corporation and is a registered investment adviser. As the managing general partner of Partners II and the advisory general partner of Offshore II, MBII INC is responsible for the day to day management of these entities and, in conjunction with MBII LLC, participates in investment decisions made on behalf of these entities. MBII
INC is a wholly owned subsidiary of DLJCI.

               Diversified is a Delaware limited partnership which makes investments for long term appreciation. A portion of Diversified's capital commitments are dedicated to making side-by-side investments with Partners II. DA LP is the associate general partner of Diversified and DP INC is the managing general partner of Diversified. DP INC is responsible for the day to day management of Diversified.

               DA LP is a Delaware limited partnership and a registered investment adviser. As the associate general partner of Diversified, DA LP, in conjunction with DP INC participates in the management of investments of Diversified. DP INC is the general partner of DA LP.

               DP INC is a Delaware corporation and a registered investment adviser. As the managing general partner of Diversified, DP INC is responsible for the day to day management of Diversified. In conjunction with DA LP, DP INC participates in the investment decisions made on behalf of Diversified. DP INC is a wholly owned subsidiary of DLJCI.

               ESC is a Delaware limited liability company and "employee securities company" as defined in the Investment Company Act of 1940, as amended. LBO, as the manager of ESC, makes all of the investment decisions on behalf of ESC.

               LBO is a Delaware corporation and a registered investment adviser. LBO is a wholly owned subsidiary of DLJCI.

               Funding II is a Delaware corporation which makes investments for long term appreciation generally side-by-side with Partners II. Funding II is a wholly owned subsidiary of DLJCI.

               DLJCI is a Delaware corporation and is a holding company. DLJCI is a wholly owned subsidiary of DLJ.

               UKIP 1997 is a Delaware general partnership which makes investments for long term appreciation generally side-by-side with Partners
II. UKIP 1997 INC and DLJ are each general partners of UKIP 1997.

               UKIP 1997 INC is a Delaware corporation. UKIP 1997 INC is a wholly owned subsidiary of DLJ.

               DLJ is a publicly-held Delaware corporation. DLJ directly owns all of the capital stock of DLJCI and UKIP 1997 INC. DLJ, acting on its own behalf or through its subsidiaries, is a registered broker/dealer and registered investment adviser engaged in investment banking, institutional trading and research, investment management and financial and correspondent brokerage services.

               EQ is a Delaware corporation and is a holding company. As of May 19, 1997, EQ owns, directly or indirectly, 78.2% of DLJ.

               AXA-UAP is a societe anonyme organized under the laws of France and a holding company for an international group of insurance and related financial services companies. As of March 1, 1997, approximately 60.7% of the outstanding common stock, as well as certain convertible preferred stock of EQ, was beneficially owned by AXA-UAP. For insurance regulatory purposes, to insure that certain indirect minority shareholders of AXA-UAP will not be able to exercise control over EQ and certain of its insurance subsidiaries, the voting shares of EQ capital stock beneficially owned by AXA-UAP and its subsidiaries have been deposited into the AXA Voting Trust. For additional information regarding the AXA Voting Trust, reference is made to the Schedule 13D filed by AXA- UAP with respect to EQ. As of May 19, 1997, AXA-UAP directly owns 0.2% of DLJ.

               Finaxa is a societe anonyme organized under the laws of France and is a holding company. As of March 1, 1997, Finaxa controlled directly and indirectly approximately 22.5% of the issued ordinary shares (representing approximately 33.0% of the voting power) of AXA-UAP.

               Each of AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, and Alpha Assurances Vie Mutuelle (collectively, the "Mutuelles AXA") is a mutual insurance company organized under the laws of France. Each of the Mutuelles AXA is owned by its policy holders. As of March 1, 1997, the Mutuelles AXA, as a group, control approximately 61.4% of the issued shares (representing approximately 72.0% of the voting power) of Finaxa. Including the ordinary shares owned by Finaxa, on March 1, 1997, the Mutuelles AXA directly or indirectly controlled 26.0% of the issued ordinary shares (representing 38.1% of the voting power) of AXA-UAP. Acting as a group, the Mutuelles AXA control AXA-UAP and Finaxa.

               Claude Bebear, Patrice Garnier and Henri de Clermont-Tonnerre, the AXA Voting Trustees, exercise all voting rights with respect to the shares of EQ capital stock beneficially owned by AXA-UAP and its subsidiaries that have been deposited in the AXA Voting Trust. The business address, citizenship and present principal occupation of each of the AXA Voting Trustees are set forth on Schedule J attached hereto.

               The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted of each executive officer or member, as applicable, of the Board of Directors, Executive and Supervisory Boards or the Conseil d'Administration (French analogue of a Board of Directors) of Quaker, MBII INC, DP INC, LBO, FUNDING II, UKIP 1997 INC, DLJCI, DLJ, EQ, AXA-UAP, Finaxa and the Mutuelles AXA are set forth on Schedules A through O, respectively, attached hereto.

               The address of the principal business and office of each of the DLJ Entities and DLJ is 277 Park Avenue, New York, New York 10172. The address of the principal business and principal office of EQ is 1290 Avenue of the Americas, New York, New York 10104.

               The address of the principal business and principal office of each of AXA-UAP and the AXA Voting Trustees is 9 Place Vendome, 75001
Paris, France; of Finaxa is 23, avenue Matignon, 75008 Paris, France; of each of AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle is 21, rue de Chateaudun, 75009 Paris, France; of AXA Courtage Assurance Mutuelle is 26, rue Louis-le-Grand, 75002 Paris, France; and of Alpha Assurances Vie Mutuelle is Tour Franklin, 100/101 Terrasse Boieldieu, Cedex 11, 92042 Paris La Defense, France.

               During the past five (5) years, neither any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the other persons listed on Schedules A through O attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

               Item 3.  Source and Amount of Funds or Other Consideration.

               Quaker has entered into the Voting Agreement and Irrevocable Proxy ("Voting Agreement") described in the response to Item 4. Neither Quaker nor any of the other persons listed in the response to Item 2 have expended any funds in connection with the Voting Agreement.

               Item 4.  Purpose of Transaction.

               On May 4, 1997, DecisionOne and Quaker entered into the Agreement and Plan of Merger (the "Merger Agreement," attached hereto and made a part hereof as Exhibit 3). The Merger Agreement provides, among other things, for the merger of Quaker with and into DecisionOne (the "Merger"), with DecisionOne as the surviving corporation (the "Surviving Corporation"). The Merger contemplates that approximately 94.7% of the issued and outstanding Shares of DecisionOne will be converted into cash and that approximately 5.3%
of such Shares will be retained by existing stockholders.   The Merger will
become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the certificate of merger (the "Effective Time"). From and after the Effective Time, the Surviving Corporation will possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of the Company and Quaker, all as provided under Delaware Law. The Merger is subject to customary conditions, including approval and adoption of the Merger Agreement by the stockholders of DecisionOne.

               After the Merger, it is expected that the DLJMB Funds will beneficially own approximately 85% of the outstanding shares of common stock of the Surviving Corporation.

                In connection with the Merger, J.H. Whitney & Co. ("J.H. Whitney") and certain partnerships associated with Welsh, Carson, Anderson & Stowe ("Welsh Carson") (each, a "Stockholder") have entered into the Voting Agreement with DecisionOne and Quaker dated as of May 4, 1997 (attached hereto and made a part hereof as Exhibit 4). Pursuant to the Voting Agreement, Welsh Carson and J.H. Whitney have agreed to vote 8,345,349 Shares, or approximately 30% of the outstanding Shares, in favor of approval and adoption of the Merger Agreement.

               During the period (the "Agreement Period") beginning on May 4, 1997 and ending on the earlier of (i) the Effective Time (as defined in the Merger Agreement) or (ii) the later of (x) if an Extension Event has not occurred, the termination of the Merger Agreement in accordance with its terms and (y) if an Extension Event has occurred, the date which is four months after the date of the termination of the Merger Agreement in accordance with its terms, and (in the case of clauses (x) and (y)) payment in full of all amounts (if any) payable to Quaker pursuant to Section 10.04 thereof, each of the Stockholders has agreed not to sell, transfer, assign, encumber or otherwise dispose of certain shares of Common Stock, options or warrants therefor specified on the exhibit to the Voting Agreement (with respect to each such Stockholder, his " Scheduled Securities") or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of any of such Stockholder's Scheduled Securities.
Notwithstanding the foregoing, no disposition of Scheduled Securities pursuant to (i) the Merger or (ii) any other merger or similar transaction (provided, that, in any instance referred to in clause (ii), the Stockholder is not in breach of its obligations hereunder) will be considered a breach of the Voting Agreement. "Extension Event" means the occurrence of both of the following events: (i) a Third Party shall have made an Acquisition Proposal and thereafter (ii) either party shall have terminated the Merger Agreement pursuant to Section 9.01(e), 9.01(f) or 9.01(g) thereof.

               Each Stockholder has agreed to vote such Stockholder's Scheduled Securities to approve and adopt the Merger Agreement, the Merger and all agreements related to the Merger and any actions related thereto at any meeting or meetings of the stockholders of DecisionOne, and at any adjournment thereof, at which such Merger Agreement and other related agreements (or any amended version or versions thereof), or such other actions, are submitted for the consideration and vote of the stockholders of DecisionOne.

               Each of the Stockholders has agreed that during the Agreement Period, it will not vote any of such Stockholder's Scheduled Securities in favor of the approval of any other merger, consolidation, sale of assets, reorganization, recapitalization, liquidation or winding up of DecisionOne or any other extraordinary transaction involving DecisionOne or any matters related to or in connection therewith, or any corporate action relating to or the consummation of which would either frustrate the purposes of, or prevent or delay the consummation of, the transactions contemplated by the Merger Agreement.

               Each of the Stockholders has irrevocably appointed Quaker, during the Agreement Period, as proxy for and on behalf of such Stockholder to vote (including, without limitation, the taking of action by written consent) such Stockholder's Scheduled Securities, for and in the name, place and stead of such Stockholder for the matters and in the manner contemplated above.

               Each Stockholder has agreed that until the termination of the Voting Agreement, such Stockholder will not, directly or indirectly, (i) take any action to solicit, initiate or encourage any Acquisition Proposal or (ii) engage in negotiations or discussions with, or disclose any nonpublic information relating to DecisionOne or any Subsidiary or afford access to the properties, books or records of DecisionOne or any Subsidiary to, or otherwise assist, facilitate or encourage, any Third Party that may be considering making, or has made, an Acquisition Proposal. Such Stockholder will promptly notify Quaker after receipt of any Acquisition Proposal or any indication that any Third Party is considering making an Acquisition Proposal or any request for nonpublic information relating to DecisionOne or any Subsidiary or for access to the properties, books or records of DecisionOne or any Subsidiary by any Third Party that may be considering making, or has made, an Acquisition Proposal and will keep Quaker fully informed of the status and details of any such Acquisition Proposal, indication or request. The foregoing provisions will not be construed to limit actions taken, or to require actions to be taken, by any Stockholder one or more of whose directors, partners, officers or employees is a director or officer of DecisionOne that are required or restricted by such director's fiduciary duties or such officer's employment duties, or permitted by the Merger Agreement, and that, in each case, are undertaken solely in such person's capacity as a director or officer of DecisionOne and, in the case of an officer of DecisionOne, as directed by the Board of Directors or with respect to securities of DecisionOne other than the Securities after the Board of Directors has delivered the notice contemplated by clause (A) of the second proviso of Section 5.04(a) of the Merger Agreement. For the purposes of the Voting Agreement, "Acquisition Proposal" means, with respect to any Stockholder, an Acquisition Proposal as defined in the Merger Agreement but only in respect of such Stockholder's Scheduled Securities.

               The Voting Agreement will terminate upon the termination of the Agreement Period.

               Subject to market conditions and other factors, the DLJMB Funds or other affiliates of DLJ may acquire or dispose of shares of DecisionOne from time to time in future open-market, privately negotiated or other transactions, may agree with DecisionOne or the Stockholders to amend the Merger Agreement or the Voting Agreement, may enter into agreements with third parties relating to acquisitions of securities to be issued by the Surviving Corporation or Quaker, may enter into agreements with the management of DecisionOne relating to acquisitions of shares of the Surviving Corporation by members of management, issuances of options to management or their employment by the surviving corporation, or may effect other similar agreements or transactions.

               Item 5. Interest in Securities of the Issuer.

               Quaker, pursuant to the Voting Agreement, has acquired the right to vote in favor of the adoption and approval of the Merger Agreement, and, for purposes of Rule 13d-3 promulgated under the Exchange Act, may be deemed to beneficially own, 8,345,349 Shares (the "Quaker Shares"), representing approximately 30% of the outstanding Shares of DecisionOne. Quaker disclaims beneficial ownership of the Quaker Shares.

               Each of the DLJ Entities may be deemed to beneficially own the Quaker Shares. However, each of the DLJ Entities disclaims beneficial ownership of the Quaker Shares.

               As the sole stockholder of DLJCI and UKIP 1997 INC, DLJ may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Quaker Shares that may be deemed to be owned beneficially by each of DLJCI and UKIP 1997 INC. Because of EQ's ownership of DLJ, EQ may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Quaker Shares that may be deemed to be beneficially owned indirectly by DLJ. Each of DLJ and EQ disclaims beneficial ownership of the Quaker Shares.

               Because of AXA-UAP's ownership interest in EQ, and the AXA Voting Trustees' power to vote the EQ shares placed in the AXA Voting Trust, each of AXA-UAP and the AXA Voting Trustees may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Quaker Shares that EQ may be deemed to beneficially own indirectly. Because of the direct and indirect ownership interest in AXA-UAP of Finaxa and the Mutuelles AXA, each of Finaxa and the Mutuelles AXA may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Quaker Shares that AXA-UAP may be deemed to beneficially own indirectly. AXA-UAP, Finaxa, the Mutuelles AXA, and the AXA Voting Trustees expressly disclaim beneficial ownership of any of the Quaker Shares.

               Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               See response to Item 4.

               A copy of each of the Merger Agreement and the Voting Agreement are attached hereto as Exhibit 3 and 4 and are incorporated herein by reference.

               Except for the agreements described in the response to Item 4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of DecisionOne, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

               Item 7.  Material to be Filed as Exhibits.

               Exhibit 1: Joint Filing Agreement among the Reporting Persons

               Exhibit 2: Powers of Attorney

               Exhibit 3: Agreement and Plan of Merger dated as of May 4, 1997 between DecisionOne Holdings Corp. and Quaker Holding Co.

               Exhibit 4: Voting Agreement and Irrevocable Proxy dated May 4, 1997 between DecisionOne Holdings Corp., Quaker Holding Co., J.H. Whitney & Co., Welsh, Carson, Anderson & Stowe IV, L.P., Welsh, Carson, Anderson & Stowe VI, L.P., and WCAS Capital Partners, L.P.



                                SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 20, 1997

                                    Quaker Holding Co.



                                    By: /s/ Peter T. Grauer
                                       ------------------------------------
                                       Name: Peter T. Grauer
                                       Title: President and Treasurer





After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 20, 1997

                                    DLJ Merchant Banking Partners II, L.P.

                                    By DLJ Merchant Banking II, Inc.,
                                       as Managing General Partner



                                    By: /s/ Thomas E. Siegler
                                       ------------------------------------
                                       Name: Thomas E. Siegler
                                       Title:   Secretary and Treasurer





After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 20, 1997

                                    DLJ Offshore Partners II, C.V.

                                    By DLJ Merchant Banking II, Inc.,
                                       as Advisory General Partner



                                    By: /s/ Thomas E. Siegler
                                       ------------------------------------
                                       Name:  Thomas E. Siegler
                                       Title: Secretary and Treasurer


After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 20, 1997

                                    DLJ Merchant Banking II, LLC

                                    By DLJ Merchant Banking II, Inc.,
                                       as Managing Member




                                    By: /s/ Thomas E. Siegler
                                       ------------------------------------
                                       Name: Thomas E. Siegler
                                       Title: Secretary and Treasurer


After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 20, 1997

                                    DLJ Merchant Banking II, Inc.



                                    By: /s/ Thomas E. Siegler
                                       ------------------------------------
                                       Name: Thomas E. Siegler
                                       Title: Secretary and Treasurer




After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 20, 1997

                                    DLJ Diversified Partners, L.P.

                                    By DLJ Diversified Partners, Inc.,
                                       as Managing General Partner



                                    By: /s/ Thomas E. Siegler
                                       ------------------------------------
                                       Name: Thomas E. Siegler
                                       Title: Secretary and Treasurer





After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 20, 1997

                                    DLJ Diversified Associates, LP

                                    By DLJ Diversified Partners, Inc.,
                                       as General Partner



                                    By: /s/ Thomas E. Siegler
                                       ------------------------------------
                                       Name: Thomas E. Siegler
                                       Title: Secretary and Treasurer


After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 20, 1997

                                    DLJ Diversified Partners, Inc.




                                    By: /s/ Thomas E. Siegler
                                       ------------------------------------
                                       Name:  Thomas E. Siegler
                                       Title:   Secretary and Treasurer


After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 20, 1997

                                    DLJ First ESC L.L.C.

                                    By DLJ LBO Plans Management Corporation,
                                       as Manager



                                    By: /s/ Thomas E. Siegler
                                       ------------------------------------
                                       Name: Thomas E. Siegler
                                       Title: Vice President and Secretary


After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 20, 1997

                                    DLJ LBO Plans Management Corporation



                                    By: /s/ Thomas E. Siegler
                                       ------------------------------------
                                       Name: Thomas E. Siegler
                                       Title: Vice President and Secretary


After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 20, 1997

                                    DLJMB Funding II, Inc.



                                    By: /s/ Thomas E. Siegler
                                       ------------------------------------
                                       Name: Thomas E. Siegler
                                       Title: Secretary

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 20, 1997

                                    DLJ Capital Investors, Inc.



                                    By: /s/ Thomas E. Siegler
                                       ------------------------------------
                                       Name: Thomas E. Siegler
                                       Title:   Secretary and Treasurer

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 20, 1997

                                    UK Investment Plan 1997 Partners

                                    By Donaldson, Lufkin & Jenrette, Inc.
                                       as General Partner



                                    By: /s/ Thomas E. Siegler
                                       ------------------------------------
                                       Name: Thomas E. Siegler
                                       Title: Senior Vice President
                                            Secretary and Treasurer

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 20, 1997

                                    UK Investment Plan 1997, Inc.



                                    By: /s/ Thomas E. Siegler
                                       ------------------------------------
                                       Name: Thomas E. Siegler
                                       Title: Senior Vice President,
                                              Secretary & Treasurer

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 20, 1997

                                    Donaldson, Lufkin & Jenrette, Inc.



                                    By: /s/ Thomas E. Siegler
                                       ------------------------------------
                                       Name: Thomas E. Siegler
                                       Title:   Senior Vice President

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 20, 1997

                                    The Equitable Companies Incorporated



                                    By: /s/ Alvin H. Fenichel
                                       ---------------------------------------
                                       Name: Alvin H. Fenichel
                                       Title: Senior Vice President
                                              and Controller

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 20, 1997

                                    AXA-UAP
                                    Finaxa
                                    AXA Assurances I.A.R.D. Mutuelle
                                    AXA Assurances Vie Mutuelle
                                    AXA Courtage Assurance Mutuelle
                                    Alpha Assurances Vie Mutuelle
                                    Claude Bebear, as AXA Voting Trustee
                                    Patrice Garnier, as AXA Voting Trustee
                                    Henri de Clermont-Tonnerre, as AXA Voting
                                    Trustee


                                    Signed on behalf of each of the above



                                    By: /s/ Alvin H. Fenichel
                                       ------------------------------------
                                       Name: Alvin H. Fenichel
                                       Title: Attorney-in-fact

                                                                    Schedule A


                     Executive Officers and Directors
                                    of
                            Quaker Holding Co.


      The names of the Directors and the names and titles of the Executive Officers of Quaker Holding Co. ("Quaker") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Quaker at 277 Park Avenue, New York, New York 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Quaker and each individual is a United States citizen.


    Name, Business Address             Present Principal Occupation
    ----------------------             ----------------------------

*   Peter T. Grauer                    President and Treasurer; Managing
                                       Director, DLJ Merchant Banking II, Inc.

*   Kirk Wortman                       Vice President and Secretary;
                                       Senior Vice President,
                                       Donaldson, Lufkin & Jenrette
                                       Securities Corporation


-----------------
*   Director




                                                                    Schedule B


                     Executive Officers and Directors
                                    of
                       DLJ Merchant Banking II, Inc.


      The names of the Directors and the names and titles of the Executive Officers of DLJ Merchant Banking II, Inc. ("MBII INC") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of MBII INC at 277 Park Avenue, New York, New York 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MBII INC and each individual is a United States citizen.


    Name, Business Address             Present Principal Occupation
    ----------------------             ----------------------------

*   Hamilton E. James                  Chairman; Managing Director,
                                       Donaldson, Lufkin & Jenrette, Inc.

*   Nicole S. Arnaboldi                Managing Director

*   Thompson Dean                      Managing Director

    Carlos Garcia                      Managing Director

*   Peter T. Grauer                    Managing Director

*   David L. Jaffe                     Managing Director

*   Lawrence M.v.D. Schloss            Managing Director and Chief Operating
                                       Officer

*   Karl R. Wyss                       Managing Director


-----------------
*   Director




                                                                    Schedule C


                     Executive Officers and Directors
                                    of
                      DLJ Diversified Partners, Inc.


      The names of the Directors and the names and titles of the Executive Officers of DLJ Diversified Partners, Inc. ("DP INC") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of DP INC at 277 Park Avenue, New York, New York 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to DP INC and each individual is a United States citizen.


    Name, Business Address             Present Principal Occupation
    ----------------------             ----------------------------

*   Hamilton E. James                  Chairman; Managing Director,
                                       Donaldson, Lufkin & Jenrette, Inc.

*   Lawrence M.v.D. Schloss            Managing Director and Chief Operating
                                       Officer; Managing Director and Chief
                                       Operating Officer, DLJ Merchant
                                       Banking II, Inc.

*   Thomas E. Siegler                  Secretary and Treasurer; Senior Vice
                                       President and Secretary, Donaldson,
                                       Lufkin & Jenrette, Inc.


-----------------
*   Director




                                                                    Schedule D


                     Executive Officers and Directors
                                    of
                   DLJ LBO Plans Management Corporation


      The names of the Directors and the names and titles of the Executive Officers of DLJ LBO Plans Management Corporation ("LBO") and their business addresses and principal occupations are set forth below. Each Director's or Executive Officer's business address is that of LBO at 277 Park Avenue, New York, New York 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to LBO and each individual is a United States citizen.


    Name, Business Address             Present Principal Occupation
    ----------------------             ----------------------------

*    Anthony F. Daddino                President; Executive Vice President and
                                       Chief Financial Officer, Donaldson,
                                       Lufkin & Jenrette, Inc.

*   Vincent DeGiaimo                   Vice President; Senior Vice President
                                       and Managing Director, Donaldson,
                                       Lufkin & Jenrette, Inc.

*   Thomas E. Siegler                  Vice President and Secretary; Senior
                                       Vice President and Secretary,
                                       Donaldson, Lufkin & Jenrette, Inc.

-----------------
*   Director




                                                                    Schedule E


                     Executive Officers and Directors
                                    of
                         DLJMB Funding II, Inc.


      The names of the Directors and the names and titles of the Executive Officers of DLJMB Funding II, Inc. ("Funding II") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Funding II at 277 Park Avenue, New York, New York 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Funding II and each individual is a United States citizen.


    Name, Business Address             Present Principal Occupation
    ----------------------             ----------------------------

*   Anthony F. Daddino                 President; Executive Vice President and
                                       Chief Financial Officer, Donaldson,
                                       Lufkin & Jenrette, Inc.

*   Charles J. Hendrickson             Treasurer; Senior Vice President and
                                       Treasurer, Donaldson, Lufkin &
                                       Jenrette, Inc.

    Thomas E. Siegler                  Secretary; Senior Vice President,
                                       Secretary, Donaldson, Lufkin &
                                       Jenrette, Inc.


-----------------
*   Director




                                                                    Schedule F


                     Executive Officers and Directors
                                    of
                        DLJ Capital Investors, Inc.


      The names of the Directors and the names and titles of the Executive Officers of DLJ Capital Investors, Inc. ("DLJCI") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of DLJCI at 277 Park Avenue, New York, New York 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to DLJCI and each individual is a United States citizen.


    Name, Business Address             Present Principal Occupation
    ----------------------             ----------------------------

*   John S. Chalsty                    Chairman; Chairman and Chief Executive
                                       Officer, Donaldson, Lufkin &
                                       Jenrette, Inc.

*   Hamilton E. James                  Chief Executive Officer; Managing
                                       Director, Donaldson, Lufkin & Jenrette,
                                       Inc.

*   Joe L. Roby                        Chief Operating Officer; President and
                                       Chief Operating Officer, Donaldson,
                                       Lufkin & Jenrette, Inc.

*   Anthony F. Daddino                 Executive Vice President and Chief
                                       Financial Officer; Executive Vice
                                       President and Chief Financial Officer,
                                       Donaldson, Lufkin & Jenrette, Inc.

*   Thomas E. Siegler                  Secretary and Treasurer; Senior Vice
                                       President and Secretary, Donaldson,
                                       Lufkin & Jenrette, Inc.


-----------------
*   Director




                                                                    Schedule G


                     Executive Officers and Directors
                                    of
                       UK Investment Plan 1997, Inc.


      The names of the Directors and the names and titles of the Executive Officers of UK Investment Plan 1997, Inc. ("UKIP 1997 INC") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of UKIP 1997 INC at 277 Park Avenue, New York, New York 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to UKIP 1997 INC and each individual is a United States citizen.


    Name, Business Address             Present Principal Occupation
    ----------------------             ----------------------------

    Anthony F. Daddino                 President; Executive Vice President and
                                       Chief Financial Officer, Donaldson,
                                       Lufkin & Jenrette, Inc.

*   Thomas E. Siegler                  Senior Vice President, Secretary and
                                       Treasurer; Senior Vice President and
                                       Secretary, Donaldson, Lufkin & Jenrette,
                                       Inc.

*   Stuart S. Flamberg                 Director of Taxes; Senior Vice President
                                       and Director of Taxes, Donaldson, Lufkin
                                       & Jenrette, Inc.

*   Mark A. Competiello                Tax Manager; Senior Vice President and
                                       Tax Manager, Donaldson, Lufkin &
                                       Jenrette, Inc.


-----------------
*   Director




                                                                    Schedule H


                       Executive Officers and Directors
                                      of
                      Donaldson, Lufkin & Jenrette, Inc.


      The names of the Directors and the names and titles of the Executive Officers of Donaldson, Lufkin & Jenrette, Inc. ("DLJ") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of DLJ at 277 Park Avenue, New York, New York 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to DLJ and each individual is a United States citizen.


    Name, Business Address             Present Principal Occupation
    ----------------------             ----------------------------

*   John S. Chalsty                    Chairman and Chief Executive Officer

*   Joe L. Roby                        President and Chief Operating Officer

*   Claude Bebear (1)                  Chairman and Chief Executive Officer,
    AXA                                AXA
    23, avenue Matignon
    75008 Paris, France

*   Henri de Castries (1)              Executive Vice President Financial
    AXA                                Services and Life Insurance Activities,
    23, avenue Matignon                AXA
    75008 Paris, France

*   Kevin Dolan                        Executive Vice President, AXA Asset
    AXA Asset Management               Management
    40, rue de Collissee
    75008 Paris, France

*   Louis Harris                       Chairman and Chief Executive Officer,
    LH Research                        LH Research (research)
    152 East 38th Street
    New York, New York 10016-2605

*   Henri G. Hottingeur (2)            Chairman and Chief Executive Officer,
    Banque Hottingeur                  Banque Hottingeur (banking)
    38, rue de Provence
    75009 Paris, France

*   W. Edwin Jarmain (3)               President, Jarmain Group Inc. (private
    Jarmain Group Inc.                 investment holding company)
    95 Wellington Street
    West Suite 805
    Toronto, Canada

*   Francis Jungers                    Retired
    19880 NW Nestucca Drive
    Portland, Oregon 97229

*   Joseph J. Melone                   President and Chief Executive Officer,
    The Equitable Companies            The Equitable Companies Incorporated
    Incorporated
    787 Seventh Avenue
    New York, New York 10019

*   W. J. Sanders, III                 Chairman and Chief Executive Officer,
    Advanced Micro Devices, Inc.       Advanced Micro Devices
    901 Thompson Place
    Sunnyvale, CA 94086

*   John C. West                       Retired
    Bothea, Jordan & Griffin
    23B Shelter Cove
    Hilton Head Island, SC 29928

*   Carl B. Menges                     Vice Chairman of the Board

*   Hamilton E. James                  Managing Director

*   Richard S. Pecther                 Managing Director

*   Theodore P. Shen                   Managing Director

*   Anthony F. Daddino                 Executive Vice President and Chief
                                       Financial Officer


-----------------
*   Director
(1) Citizen of the Republic of France
(2) Citizen of Canada
(3) Citizen of Switzerland




                                                                    Schedule I


                     Executive Officers and Directors
                                    of
                   The Equitable Companies Incorporated


      The names of the Directors and the names and titles of the Executive Officers of The Equitable Companies Incorporated ("EQ") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of EQ at 1290 Avenue of the Americas, New York, New York 10104. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to EQ and each individual is a United States citizen.


    Name, Business Address             Present Principal Occupation
    ----------------------             ----------------------------

*   Claude Bebear (1)                  Chairman of the Board; Chairman of the
    AXA-UAP                            Executive Board, AXA-UAP
    23, avenue Matignon
    75008 Paris, France

*   John S. Chalsty                    Chairman and Chief Executive Officer,
    Donaldson, Lufkin &                Donaldson, Lufkin & Jenrette, Inc.
    Jenrette, Inc.
    277 Park Avenue
    New York, NY 10172

*   Francoise Colloc'h (1)             Senior Executive Vice President, Human
    AXA-UAP                            Resources and Communications, AXA-
    23, avenue Matignon                UAP
    75008 Paris, France

*   Henri de Castries (1)              Vice Chairman of the Board; Senior
    AXA-UAP                            Executive Vice President, Financial
    23, avenue Matignon                Services and Life Insurance Activities,
    75008 Paris, France                AXA-UAP

*   Joseph L. Dionne                   Chairman and Chief Executive Officer,
    The McGraw Hill Companies          The McGraw Hill Companies (publishing)
    1221 Avenue of the Americas
    New York, NY 10020

*   William T. Esrey                   Chairman of the Board and Chief
    Sprint Corporation                 Executive Officer, Sprint Corporation
    P.O. Box 11315                     (telecommunications)
    Kansas City, MO 64112

*   Jean-Rene Fourtou (1)              Chairman and Chief Executive Officer,
    Rhone-Poulenc S.A.                 Rhone-Poulenc S.A. (manufacturer of
    25 quai Paul Doumer                chemicals and agricultural products)
    92408 Courbevoie,
    France

    Robert E. Garber                   Executive Vice President and General
                                       Counsel

*   Donald J. Greene, Esq.             Partner, LeBoeuf, Lamb, Greene &
    LeBoeuf, Lamb, Greene & MacRae,    MacRae, L.L.P. (law firm)
    L.L.P.
    125 West 55th Street
    New York, NY 10019

*   Anthony J. Hamilton (2)            Group Chairman and Chief Executive
    35 Wilson Street                   Officer, Fox-Pitt, Kelton Limited
    London, England EC2M 2SJ           (investment banking firm)

*   John T. Hartley                    Retired Chairman and Chief Executive
    Harris Corporation                 Officer, Harris Corporation
    1025 Nasa Boulevard                (manufacturer of electronic,
    Melbourne, FL 32919                telephone and copying systems)

*   John H. F. Haskell, Jr.            Director and Managing Director, Dillon,
    Dillon, Read & Co., Inc.           Read & Co., Inc. (investment banking
    535 Madison Avenue                 firm)
    New York, NY 10028

*   Mary R. (Nina) Henderson           President, CPC Specialty Markets Group,
                                       CPC International, Inc. (food
                                       manufacturer)

*   W. Edwin Jarmain (3)               President, Jarmain Group Inc. (private
    Jarmain Group Inc.                 investment holding company)
    Suite 2525
    Box 36
    121 King Street West
    Toronto, Ontario M5H 3T9
    Canada

*   Winthrop Knowlton                  Chairman, Knowlton Brothers, Inc.
    Knowlton Brothers, Inc.            (private investment firm)
    530 Fifth Avenue
    New York, NY 10036

*   Arthur L. Liman                    Partner, Paul, Weiss, Rifkind, Wharton &
    Paul, Weiss, Rifkind, Wharton      Garrison (law firm)
    & Garrison
    1285 Avenue of the Americas
    New York, NY 10019

    William T. McCaffrey               Executive Vice President and Chief
                                       Administrative Officer; Senior Executive
                                       Vice President and Chief Operating
                                       Officer, The Equitable Life Assurance
                                       Society of the United States

*   Joseph J. Melone                   Chief Executive Officer and President;
                                       Chairman and Chief Executive Officer,
                                       The Equitable Life Assurance Society
                                       of the United States

    Peter D. Noris                     Executive Vice President and Chief
                                       Investment Officer; Executive Vice
                                       President and Chief Investment Officer,
                                       The Equitable Life Assurance Society of
                                       the United States

*   Didier Pineau-Valencienne (1)      Chairman and Chief Executive Officer,
    64-70, avenue Jean Baptiste        Schneider S.A. (electric equipment)
    Clement
    92646 Boulogne Cedex, France

*   George J. Sella, Jr.               Retired Chairman, President and Chief
    American Cyanamid Company          Executive Officer, American Cyanamid
    P.O. Box 3017                      Company (manufacturer of pharmaceutical
    Newton, NJ 07860                   products and agricultural products)

    Jose Suquet                        Executive Vice President; Executive Vice
                                       President and Chief Agency Officer; The
                                       Equitable Life Assurance Society of the
                                       United States

    Stanley B. Tulin                   Executive Vice President and Chief
                                       Financial Officer; Senior Executive Vice
                                       President and Chief Financial Officer,
                                       The Equitable Life Assurance Society
                                       of the United States

*   Dave H. Williams                   Chairman and Chief Executive Officer,
    Alliance Capital                   Alliance Capital Management Corp.
    Management Corporation             (investment adviser)
    1345 Avenue of the Americas
    New York, NY 10105


-----------------
*   Director
(1) Citizen of the Republic of France
(2) Citizen of United Kingdom
(3) Citizen of Canada




                                                                    Schedule J


                Members of Executive and Supervisory Boards
                                    of
                                  AXA-UAP


      The names and titles (for the Executive Board members) of the Members of the Executive and Supervisory Boards of AXA-UAP and their business addresses and principal occupations are set forth below. If no address is given, the Member's business address is 23, avenue Matignon, 75008 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA-UAP and each individual is a citizen of the Republic of France.


                      Members of the Executive Board

    Name, Business Address             Present Principal Occupation
    ----------------------             ----------------------------

    Claude Bebear                      Chairman of the Executive Board

    Gerard de la Martiniere            Senior Executive Vice President, Chief
                                       Financial Officer

    Michel Pinault                     Senior Executive Vice President, Group
                                       Administration


                     Members of the Supervisory Board

    Name, Business Address             Present Principal Occupation
    ----------------------             ----------------------------

    Jacques Friedmann                  Chairman of the Supervisory Board

    Jean-Louis Beffa                   Chairman and Chief Executive Officer,
                                       Compagnie de St. Gobain

    Antoine Bernheim                   Chairman, Assicurazioni Generali S.p.A.
    Piazza Duca Degli Abruzzi 2        (insurance)
    34132 Trieste, Italy

    Jacques Calvet                     Chairman of the Executive Board,
                                       Peugeot S.A. (manufacturer)

    Henri de Clermont-Tonnerre         Chairman of the Supervisory Board,
    90, rue de Miromesnil              Qualis SCA (transportation)
    75008 Paris, France

    David Dautresme                    General Partner, Lazard Freres et Cie
    121, boulevard Haussman            (investment banking)
    75008 Paris, France

    Guy Dejouany                       Honorary Chairman, Compagnie Generale
                                       des Eaux

    Paul Desmarais                     Chairman and Chief Executive Officer,
                                       Power Corporation

    Jean-Rene Fourtou                  Chairman and Chief Executive Officer,
    25, quai Paul Doumer               Rhone-Poulenc S.A. (industry)
    92408 Courbevoie, France

    Michel Francois-Poncet             Chairman of the Supervisory Board of
    3, rue d'Autin                     Compagnie Financiere Paribas and
    75002 Paris, France                Banque Paribas (financial services and
                                       banking)

    Patrice Garnier                    Retired
    Latreaumont
    76360 Baretin, France

    Anthony J. Hamilton (2)            Group Chairman and Chief Executive
    35 Wilson Street                   Officer, Fox-Pitt, Kelton Limited
    London, England EC2M 2SJ           (investment banking firm)

    Henri Hottinguer (3)               Chairman and Chief Executive Officer,
    38, rue de Provence                Banque Hottinguer (banking)
    75009 Paris, France

    Richard H. Jenrette (4)            Retired
    c/o Donaldson, Lufkin &
    Jenrette, Inc.
    277 Park Avenue
    New York, New York 10172

    Henri Lachmann                     Chairman and Chief Executive Officer,
    56, rue Jean Giraudoux             Strafor Facom (office furniture)
    67000 Strasbourg, France

    Gerard Mestrallet                  Chairman and Chief Executive Officer,
                                       Compagnie de Suez

    Friedel Neuber                     Chairman of the Executive Board,
                                       Westdeutsche Landesbank (banking)

    Alfred von Oppenheim               Chairman, Bank Oppenheim (banking)

    Michel Pebereau                    Chairman and Chief Executive Officer,
                                       Banque Nationale de Paris (banking)

    Didier Pineau-Valencienne          Chairman and Chief Executive Officer,
    64-70, avenue Jean Baptiste        Schneider S.A. (electric equipment)
    Clement
    92646 Boulogne Cedex, France

    Bruno Roger                        General Partner, Lazard Freres & Cie
                                       (investment banking)

    Simone Rozes                       First Honorary President, Cour de
                                       Cassation

-----------------
(1) Citizen of Italy
(2) Citizen of the United Kingdom
(3) Citizen of Switzerland
(4) Citizen of the United States of America




                                                                    Schedule K


                          Executive Officers and
                    Members of Conseil d'Administration
                                    of
                                  FINAXA


      The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Finaxa and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Finaxa at 23, avenue Matignon, 75008 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Finaxa and each individual is a citizen of the Republic of France.


    Name, Business Address             Present Principal Occupation
    ----------------------             ----------------------------

*   Claude Bebear                      Chairman and Chief Executive Officer;
                                       Chairman of the Executive Board, AXA-
                                       UAP

*   Henri de Castries                  Senior Executive Vice President,
                                       Financial Services and Life Insurance
                                       Activities, AXA-UAP

*   Henri de Clermont-Tonnerre         Chairman of the Supervisory Board,
    90, rue de Miromesnil              Qualis SCA (transportation)
    75008 Paris, France

*   Jean-Rene Fourtou                  Chairman and Chief Executive Officer,
    25, quai Paul Doumer               Rhone-Poulenc S.A. (industry)
    92408 Courbevoie, France

*   Patrice Garnier                    Retired
    Latreaumont
    76360 Baretin, France

*   Henri Hottinguer (1)               Chairman and Chief Executive Officer,
    38, rue de Provence                Banque Hottinguer (banking)
    75009 Paris, France

*   Paul Hottinguer (1)                Assistant Chairman and Chief Executive
    38, rue de Provence                Officer, Banque Hottinguer (banking)
    75009 Paris, France

*   Henri Lachmann                     Chairman and Chief Executive Officer,
    56, rue Jean Giraudoux             Strafor Facom (office furniture)
    67000 Strasbourg, France

    Gerard de la Martiniere            Chief Executive Officer; Senior Executive
                                       Vice President, Chief Financial Officer,
                                       AXA-UAP

*   Georges Rousseau                   Retired
    2, rue des Mouettes
    76130 Mont Saint Aignan, France


-----------------
*   Member, Conseil d'Administration
(1) Citizen of Switzerland




                                                                    Schedule L


                          Executive Officers and
                    Members of Conseil d'Administration
                                    of
                        AXA ASSURANCES VIE MUTUELLE


      The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of AXA Assurances Vie Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA Assurances Vie Mutuelle at 21, rue de Chateaudun, 75009 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Assurances Vie Mutuelle and each individual is a citizen of the Republic of France.


    Name, Business Address             Present Principal Occupation
    ----------------------             ----------------------------

*   Claude Bebear                      Chairman; Chairman of the Executive
    23, avenue Matignon                Board, AXA-UAP
    75008 Paris, France

    Jean-Luc Bertozzi                  Executive Officer

*   Jean-Pierre Chaffin                Manager, Federation de la Metallurgie
    5, rue la Bruyere                  (industry)
    75009 Paris, France

*   Henri de Castries                  Senior Executive Vice President,
    23, avenue Matignon                Financial Services and Life Insurance
    75008 Paris, France                Activities, AXA-UAP

*   Henri de Clermont-Tonnerre         Chairman of the Supervisory Board,
    90, rue de Miromesnil              Qualis SCA (transportation)
    75008 Paris, France

*   Gerard Coutelle                    Retired

*   Jean-Rene Fourtou                  Chairman and Chief Executive Officer,
    25, quai Paul Doumer               Rhone-Poulenc S.A. (industry)
    92408 Courbevoie, France

*   Henri Lachmann                     Vice Chairman; Chairman and Chief
    56, rue Jean Giraudoux             Executive Officer, Strafor Facom (office
    67000 Strasbourg, France           furniture)

*   Francois Richer                    Retired

*   Georges Rousseau                   Retired
    2, rue des Mouettes
    76130 Mont Saint Aignan, France

*   Claude Tendil                      Chief Executive Officer; Senior
                                       Executive Vice President, French
                                       Insurance Activities, AXA-UAP

*   Nicolas Thiery                     Chairman and Chief Executive Officer,
    6 Cite de la Chapelle              Etablissements Jaillard (management
    75018 Paris, France                consulting)

*   Francis Vaudour                    Chief Executive Officer, Segafredo
    14, boulevard Industriel           Zanetti France S.A. (coffee importing
    76301 Sotteville les Rouen,        and processing)
    France


-----------------
*   Member, Conseil d'Administration




                                                                    Schedule M


                          Executive Officers and
                    Members of Conseil d'Administration
                                    of
                      AXA COURTAGE ASSURANCE MUTUELLE



      The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of AXA Courtage Assurance Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA Courtage Assurance Mutuelle at 26, rue de Louis-le-Grand, 75002 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Courtage Assurance Mutuelle and each individual is a citizen of the Republic of France.


    Name, Business Address             Present Principal Occupation
    ----------------------             ----------------------------

*   Claude Bebear                      Chairman; Chairman of the Executive
    23, avenue Matignon                Board, AXA-UAP
    75008 Paris, France

*   Francis Cordier                    Chairman and Chief Executive Officer,
    rue Nicephore Niepce BP 232 76304 Group Demay Lesieur (food industry) Sotteville Les Rouen, France

*   Gerard Coutelle                    Retired

*   Henri de Castries                  Senior Executive Vice President,
    23, avenue Matignon                Financial Services and Life Insurance
    75008 Paris, France                Activities, AXA-UAP

*   Jean-Rene Fourtou                  Chairman and Chief Executive Officer,
    25, quai Paul Doumer               Rhone-Poulenc S.A. (industry)
    92408 Courbevoie, France

*   Patrice Garnier                    Retired
    Latreaumont
    76360 Baretin, France

*   Henri Lachmann                     Vice Chairman; Chairman and Chief
    56, rue Jean Giraudoux             Executive Officer, Strafor Facom (office
    67000 Strasbourg, France           furniture)

*   Francis Magnan                     Chairman and Chief Executive Officer,
    50, boulevard des Dames            Compagnie Daher (air and sea
    13002 Marseille, France            transportation)

*   Jean de Ribes                      Chairman and Chief Executive Officer,
    13, rue Notre Dame des Victoires   Banque Rivaud (banking)
    75008 Paris, France

*   Georges Rousseau                   Retired
    2, rue des Mouettes
    76130 Mont Saint Aignan, France

*   Jean-Paul Saillard                 Manager, AXA-UAP
    23, avenue Matignon
    75008 Paris, France

*   Claude Tendil                      Chief Executive Officer; Senior
    21, rue de Chateaudun              Executive Vice President, French
    75009 Paris, France                Insurance Activities, AXA-UAP


-----------------
*   Member, Conseil d'Administration




                                                                    Schedule N


                          Executive Officers and
                    Members of Conseil d'Administration
                                    of
                     AXA ASSURANCES I.A.R.D. MUTUELLE

       The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of AXA Assurances I.A.R.D. Mutuelle and their business addresses and principal occupation are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA Assurances I.A.R.D. Mutuelle at 21, rue de Chateaudun, 75009 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Assurances I.A.R.D. Mutuelle and each individual is a citizen of the Republic of France.


    Name, Business Address             Present Principal Occupation
    ----------------------             ----------------------------

*   Claude Bebear                      Chairman; Chairman of the Executive
    23, avenue Matignon                Board, AXA-UAP
    75008 Paris, France

    Jean-Luc Bertozzi                  Executive Officer

*   Jean-Pierre Chaffin                Manager, Federation de la Metallurgie
    5, rue la Bruyere                  (industry)
    75009 Paris, France

*   Gerard Coutelle                    Retired

*   Henri de Castries                  Senior Executive Vice President,
    23, avenue Matignon                Financial Services and Life Insurance
    75008 Paris, France                Activities, AXA-UAP

*   Patrice Garnier                    Retired
    Latreaumont
    76360 Baretin, France

*   Henri Lachmann                     Chairman and Chief Executive Officer,
    56, rue Jean Giraudoux             Strafor Facom (office furniture)
    67000 Strasbourg, France

*   Francois Richer                    Retired

*   Georges Rousseau                   Retired
    2, rue des Mouettes
    76130 Mont Saint Aignan, France

*   Claude Tendil                      Chief Executive Officer; Senior
                                       Executive Vice President, French
                                       Insurance Activities, AXA-UAP

*   Nicolas Thiery                     Chairman and Chief Executive Officer,
    6 Cite de la Chapelle              Etablissements Jaillard (management
    75018 Paris, France                consulting)

*   Francis Vaudour                    Chief Executive Officer, Segafredo
    14, boulevard Industriel           Zanetti France S.A. (coffee importing
    76301 Sotteville les Rouen,        and processing)
    France

-----------------
*   Member, Conseil d'Adminstration




                                                                    Schedule O


                          Executive Officers and
                    Members of Conseil d'Administration
                                    of
                       ALPHA ASSURANCES VIE MUTUELLE


      The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Alpha Assurances Vie Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Alpha Assurances Vie Mutuelle at Tour Franklin, 100/101 Terrasse Boieldieu, Cedex 11, 92042 Paris La Defense, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Alpha Assurances Vie Mutuelle and each individual is a citizen of the Republic of France.


    Name, Business Address             Present Principal Occupation
    ----------------------             ----------------------------

*   Claude Bebear                      Chairman; Chairman of the Executive
    23, avenue Matignon                Board, AXA-UAP
    75008 Paris, France

*   Henri Brischoux                    Corporate Secretary; G.i.e. AXA France
    21, rue de Chateaudun
    75009 Paris, France

*   Bernard Cornille                   Audit Manager, AXA Assurances
    21, rue de Chateaudun
    75009 Paris, France

*   Henri de Castries                  Senior Executive Vice President,
    23, avenue Matignon                Financial Services and Life
    75008 Paris, France                Insurance Activities, AXA-UAP

*   Henri de Clermont-Tonnerre         Chairman of the Supervisory Board,
    90, rue de Miromesnil              Qualis SCA (transportation)
    75008 Paris, France

*   Claude Fath                        Executive Officer

*   Jean-Rene Fourtou                  Chairman and Chief Executive Officer,
    25, quai Paul Doumer               Rhone-Poulenc S.A. (industry)
    92408 Courbevoie, France

*   Patrice Garnier                    Retired
    Latreaumont
    76360 Baretin, France

*   Henri Lachmann                     Vice Chairman; Chairman and Chief
    56, rue Jean Giraudoux             Executive Officer, Strafor Facom (office
    67000 Strasbourg, France           furniture)

*   Georges Rousseau                   Retired
    2, rue des Mouettes
    76130 Mont Saint Aignan, France

*   Claude Tendil                      Chief Executive Officer; Senior
    21, rue de Chateaudun              Executive Vice President, French
    75009 Paris, France                Insurance Activities, AXA-UAP

*   Francis Vaudour                    Chief Executive Officer, Segafredo
    14, boulevard Industriel           Zanetti France S.A. (coffee importing
    76301 Sotteville les Rouen,        and processing)
    France


-----------------
*   Member, Conseil d'Administration